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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                         For the month of February 2003



                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  X         Form 40-F
                                 ---                  ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes             No  X
                                ---            ---
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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

Exhibit 99.1: a notice of the resolution of the Company's board of directors regarding amendments to the Company's business objectives, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on February 25, 2003;

Exhibit 99.2: a notice of the resolution of the Company's board of directors regarding the proposed 2003 annual general meeting of shareholders, filed with KOSDAQ and the Financial Supervisory Commission of Korea on February 25, 2003;

Exhibit 99.3: a notice of the approved ceiling amounts for transactions between the Company and its shareholders or affiliated companies, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on February 25, 2003; and

Exhibit 99.4: a notice of the cancellation of the Company's stock option rights granted to certain employees, filed with KOSDAQ and the Financial Supervisory Commission of Korea on February 25, 2003.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           HANARO TELECOM, INC.



Date: February 27, 2003                    By: /s/ Kyu June Hwang
                                               ---------------------------------
                                               Name: Kyu June Hwang
                                               Title: Managing Director
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                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

99.1: a notice of the resolution of the Company's board of directors regarding amendments to the Company's business objectives, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on February 25, 2003.

99.2: a notice of the resolution of the Company's board of directors regarding the proposed 2003 annual general meeting of shareholders, filed with KOSDAQ and the Financial Supervisory Commission of Korea on February 25, 2003.

99.3: a notice of the approved ceiling amounts for transactions between the Company and its shareholders or affiliated companies, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on February 25, 2003.

99.4: a notice of the cancellation of the Company's stock option rights granted to certain employees, filed with KOSDAQ and the Financial Supervisory Commission of Korea on February 25, 2003.